Exhibit 99.2

Diodes Incorporated to Acquire Pericom Semiconductor Corporation

All-Cash Transaction Valued at Approximately $400 Million for Pericom’s $129 Million in TTM Revenue and Approximately $129 Million of Cash Equivalents as of June 27, 2015

Plano, Texas and Milpitas, California, – September 3, 2015 – Diodes Incorporated (Nasdaq: DIOD), a leading global manufacturer and supplier of high-quality application specific standard products within the broad discrete, logic and analog semiconductor markets and Pericom Semiconductor Corporation (Nasdaq: PSEM), a worldwide supplier of high performance connectivity and timing solutions, today announced that Diodes Incorporated and Pericom have entered into an Agreement and Plan of Merger that provides for the acquisition of Pericom by Diodes.

Highlights of the transaction include:

•	Combined trailing twelve months (“TTM”) reported revenue of approximately $1.0 billion and gross profit of approximately $337 million;

•	Expected to be immediately accretive to Diodes’ GAAP earnings per share;

•	Strengthens Diodes’ analog product offering and adds an extensive mixed-signal connectivity portfolio;

•	Provides enhanced platform content for focused and emerging applications;

•	Balances revenue contribution across target end markets;

•	Enhances market and margin expansion opportunities with greater scale and value-added solutions; and

•	Expected to result in operating and administrative efficiencies.

At the effective date of the merger, each share of Pericom will be converted into the right to receive $17.00 in cash, without interest. The aggregate consideration will be approximately $400 million. The purchase price represents a 40 percent premium to the closing price on September 2, 2015. The boards of both companies have approved the transaction, which is still subject to approval by Pericom’s shareholders, as well as other customary closing conditions and regulatory approvals. The transaction is expected to close in the fourth quarter of 2015.

Commenting on the transaction, Dr. Keh-Shew Lu, President and Chief Executive Officer of Diodes, stated, “The proposed acquisition of Pericom accelerates the attainment of Diodes’ goal of a $1 billion annual revenue run rate with 35 percent gross margin, while being immediately accretive to earnings. This transaction broadens Diodes’ analog footprint and adds a strong mixed-signal connectivity offering that will drive expanded product content in target market applications. Also, Pericom’s extensive timing product lines complement Diodes’ standard product portfolio and broaden our analog footprint. We look forward to integrating the Pericom team into Diodes’ family as we work closely with our customers to familiarize them with our new expanded offerings.”

Also commenting on the proposed acquisition, Alex Hui, President and Chief Executive Officer of Pericom said, “Diodes’ size and scale provides an excellent platform for our products to gain access to a broader customer base and drive a higher level of growth than Pericom would be able to achieve as a standalone company. Most importantly, this transaction delivers significant value for our shareholders, as well as for our employees and customers by creating the opportunity to be part of a larger organization and enabling even greater future success for Pericom.”

Diodes expects to fund the purchase price of the acquisition mainly by drawing down additional capital following a recent $200 million increase to its existing credit facility. Bank of America Merrill Lynch acted as sole lead arranger for the credit facility increase and financial advisor on the transaction. Sheppard Mullin Richter & Hampton LLP acted as legal counsel to Diodes. Cowen and Company acted as exclusive financial advisor and Latham & Watkins LLP acted as legal counsel to Pericom Semiconductor.

Conference Call and Slide Presentation Information

Diodes will host a conference call today at 12:00 p.m. Central Time (1:00 p.m. Eastern Time). This conference call will be broadcast live over the Internet with a slide presentation and can be accessed by all interested parties on the Investor section of Diodes’ website at http://www.diodes.com. On the call to discuss the proposed acquisition will be Dr. Keh-Shew Lu, Diodes’ President and Chief Executive Officer, Rick White, Diodes’ Chief Financial Officer, Mark King, Diodes’ Senior Vice President of Sales and Marketing, Julie Holland, Diodes’ Vice President of Worldwide Analog Products, Laura Mehrl, Diodes’ Director of Investor Relations and Alex Hui, Pericom’s President and Chief Executive Officer. Investors and analysts are invited to participate on the call. To listen to the live call, please go to the Investor section of Diodes website and click on the Conference Call link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

When:	Thursday, September 3, 2015
Time:	12:00 noon CT / 1:00 p.m. ET
Dial in:	855-232-8957; outside the U.S. +1 315-625-6979
Participant Code:	31123932
Live Webcast:	http://investor.diodes.com

For those unable to participate during the live broadcast, a replay will be available shortly after the call and will be available on Diodes’ website for approximately 60 days. The replay number is 855-859-2056 with a pass code of 31123932. International callers should dial +1 404-537-3406 and enter the same pass code at the prompt.

Further details of the transaction and arrangement are set out in Diodes’ Current Report on Form 8-K filed with the Securities and Exchange Commission on September 3, 2015.

About Diodes Incorporated

Diodes Incorporated (Nasdaq: DIOD), a Standard and Poor’s SmallCap 600 and Russell 3000 Index company, is a leading global manufacturer and supplier of high-quality application specific standard products within the broad discrete, logic and analog semiconductor markets. Diodes serves the consumer electronics, computing, communications, industrial, and automotive markets. Diodes’ products include diodes, rectifiers, transistors, MOSFETs, protection devices, functional specific arrays, single gate logic, amplifiers and comparators, Hall-effect and temperature sensors; power management devices, including LED drivers, AC-DC converters and controllers, DC-DC switching and linear voltage regulators, and voltage references along with special function devices, such as USB power switches, load switches, voltage supervisors, and motor controllers. Diodes’ corporate headquarters and Americas’ sales office are located in Plano, Texas. Design, marketing, and engineering centers are located in Plano; San Jose, California; Taipei, Taiwan; Manchester, England; and Neuhaus, Germany. Diodes’ wafer fabrication facilities are located in Kansas City, Missouri and Manchester, with two additional facilities located in Shanghai, China. Diodes has assembly and test facilities located in Shanghai and in Chengdu, China, as well as in Neuhaus and in Taipei. Additional engineering, sales, warehouse, and logistics offices are located in Taipei; Hong Kong; Manchester; Shanghai; Shenzhen, China; Seongnam-si, South Korea; and Munich, Germany, with support offices throughout the world. For further information, including SEC filings, visit Diodes’ website at http://www.diodes.com.

About Pericom Semiconductor

Pericom Semiconductor Corporation (NASDAQ: PSEM) enables serial connectivity with the industry’s most complete solutions for the computing, communications, consumer and embedded market segments. Pericom’s analog, digital and mixed-signal integrated circuits, along with its frequency control products are essential in the timing, switching, bridging and conditioning of high-speed signals required by today’s ever-increasing speed and bandwidth demanding applications. Company headquarters is in Milpitas, California, with design centers and technical sales and support offices globally. Pericom and the Pericom logo are trademarks or registered trademarks of Pericom Semiconductor Corp in the U.S. and/or other countries. For more information, please visit http://www.pericom.com.

Additional Information About the Merger and Where to Find It

Pericom Semiconductor Corporation (“Pericom” or the “Company”) intends to file with the Securities and Exchange Commission (the “SEC”) a proxy statement in connection with its proposed acquisition by Diodes and furnish or file other materials with the SEC in connection with the proposed transaction. The definitive proxy statement will be sent or given to the shareholders of the Company and will contain important information about the proposed transaction and related matters. BEFORE MAKING ANY VOTING DECISION, PERICOM’S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND THOSE OTHER MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. The proxy statement and other relevant materials (when they become available), and any other documents filed by Pericom with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement from Pericom by contacting Pericom’s Investor Relations by telephone at (408) 232-9100, or by mail to Investor Relations Department, Pericom Semiconductor Corporation, 1545 Barber Lane, Milpitas, California 95035 or by going to Pericom’s Investor Relations page on its corporate website at www.pericom.com.

Participants in the Solicitation

Pericom, Diodes and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Pericom in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement described above. Additional information regarding the directors and executive officers of Pericom is included in Pericom’s proxy statement for its 2014 Annual Meeting, which was filed with the SEC on October 16, 2014, and is supplemented by other public filings made, and to be made, with the SEC by Pericom. Additional information regarding the directors and executive officers of Diodes is included in Diode’s proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 16, 2015, and is supplemented by other public filings made, and to be made, with the SEC by Diodes.

Forward-Looking Statements for Diodes

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such statements include statements as to: the expected benefits of the acquisition, including the acquisition being immediately accretive; the efficiencies, cost savings, revenues, and enhanced product offerings, market position, and design and manufacturing capabilities of Diodes after the acquisition; and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” “will” and similar expressions. Potential risks and uncertainties include, but are not limited to, such factors as: the possibility that the transaction may not be consummated, including as a result of any of the conditions precedent; the risk of superior acquisition proposal from other parties; the risk of Diodes being unable to obtain sufficient financing from lenders to complete the acquisition; the risk of global market downturn conditions and volatilities impacting the completion of the acquisition or the funding; the risk that Pericom’s business will not be integrated successfully into Diodes’; the risk that the expected benefits of the acquisition may not be realized, including the realization of the accretive effect of the acquisition; the risk that Pericom’s standards, procedures and controls will not be brought into conformance within Diodes’ operation; difficulties coordinating Diodes’ and Pericom’s new product and process development, hiring additional management and other critical personnel, and increasing the scope, geographic diversity and complexity of Diodes’ operations; difficulties in consolidating facilities and transferring processes and know-how; difficulties in reducing the cost of Pericom’s business; the diversion of our management’s attention from the management of our business; Diodes may not be able to maintain its current growth strategy or continue to maintain its current performance, costs and loadings in its manufacturing facilities; risks of domestic and foreign operations, including excessive operation costs, labor shortages, higher tax rates and Diodes’ joint venture prospects; unfavorable currency exchange rates; and the impact of competition and other risk factors relating to our industry and business as detailed from time to time in Diodes’ filings with the United States Securities and Exchange Commission.

Recent news releases, annual reports and SEC filings are available at Diodes’ website: http://www.diodes.com and Pericom’s website: http://www.pericom.com. Written requests may be sent directly to Diodes or Pericom, or they may be e-mailed to: diodes-fin@diodes.com or ir@pericom.com.

Forward-Looking Statement for Pericom

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including, but not limited to, the ability of the parties to consummate the proposed transaction; satisfaction of closing conditions to the consummation of the proposed transaction; the impact of the announcement of the proposed transaction on Pericom’s relationships with its employees, existing customers or potential future customers; and such other risks and uncertainties pertaining to the Pericom’s business as detailed in its filings with the SEC on Forms 10-K and 10-Q, which are available on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. Pericom assumes no obligation to update any forward-looking statement contained in this document.

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Diodes Contact:

Diodes Incorporated

Laura Mehrl

Director of Investor Relations

P: 972-987-3959

E: laura_mehrl@diodes.com

Investor Relations Contact:

Shelton Group Leanne Sievers

EVP, Investor Relations

P: 949-224-3874

E: lsievers@sheltongroup.com

Pericom Semiconductor Contact:

Kevin Bauer

Chief Financial Officer

Tel: 408-232-9100